As filed with the United States Securities and Exchange Commission September 8, 2011.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

McMoRan Exploration Co.
(Name of Subject Company)

McMoRan Exploration Co.
(Name of Filing Person — Offeror)

5 1/4% Convertible Senior Notes due 2011
(Title of Class of Securities)

582411AE4 and 582411AD6
(CUSIP Number of Class of Securities)

Douglas N. Currault II
Assistant General Counsel and Assistant Secretary
McMoRan Exploration Co.
1615 Poydras Street
New Orleans, LA 70112
Telephone: (504) 582-4000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Person)
Copies to:
Monique A. Cenac, Esq.
Jones, Walker, Waechter,
Poitevent, Carrère & Denègre, L.L.P.
333 N. Central Avenue
Phoenix, Arizona 85004
Telephone: (602) 366-7889
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
$74,720,000	$8,675

*	The transaction valuation is estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended. The transaction valuation estimate assumes the exchange of $74,720,000 aggregate principal amount of our outstanding 5 1/4% Convertible Senior Notes due 2011.

*	The amount of the filing fee is calculated in accordance with Rule 0-11 by multiplying the transaction valuation by $116.10 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY STATEMENT
     This issuer tender offer statement on Schedule TO (this “Schedule TO”) is being filed by McMoRan Exploration Co., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange (the “Exchange Offer”) for each $1,000 principal amount of the Company’s 5 1/4% Convertible Senior Notes due 2011 (the “Existing Notes”), an equal principal amount of a newly issued class of 5 1/4% Convertible Senior Notes due 2012 (the “New Notes”) plus a cash payment equal to the accrued and unpaid interest on the $1,000 principal amount of Existing Notes through October 5, 2011, upon the terms and subject to the conditions set forth in the Company’s exchange offer memorandum attached hereto, and the documents incorporated by reference therein (the “Exchange Offer Memorandum”), and the accompanying Letter of Transmittal, which Exchange Offer Memorandum and Letter of Transmittal.
     The Company is offering to exchange New Notes for up to $74,720,000 aggregate principal amount of Existing Notes, which represents the total amount of Existing Notes outstanding. The Exchange Offer is conditioned on the Company’s receipt of valid tenders, not validly withdrawn, of at least $30,000,000 aggregate principal amount of Existing Notes. In addition, the Company expressly reserves the right to terminate the Exchange Offer if the per share price of the Company’s common stock exceeds $16.575, the conversion price of the Existing Notes, at any time on or prior to the Expiration Date. See the information in the Exchange Offer Memorandum in the section entitled “The Exchange Offer — Conditions of the Exchange Offer.” Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Exchange Offer Memorandum.

     The Exchange Offer shall commence on September 8, 2011 and shall expire at 5:00 p.m., New York City time, on October 5, 2011, unless earlier terminated by the Company.
     Copies of the Exchange Offer Memorandum and the accompanying Letter of Transmittal are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, and are incorporated herein by reference. The Exchange Offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended and is contingent upon the satisfaction of certain customary conditions. Information set forth in the Exchange Offer Memorandum is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.
ITEM 1. SUMMARY TERM SHEET.
     The information set forth in the Exchange Offer Memorandum in the sections entitled “Summary — Summary of the Exchange Offer” and “The Exchange Offer” is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
     (a) Name and Address. The issuer of the securities subject to the Exchange Offer is McMoRan Exploration Co., a Delaware corporation. Our executive offices are located at 1615 Poydras Street, New Orleans, Louisiana 70112. Our telephone number is (504) 582-4000.
     (b) Securities. The subject class of securities are the 5 1/4% Convertible Senior Notes Due 2011 (the “Existing Notes”). The information in the Exchange Offer Memorandum in the section entitled “Description of the New Notes” is incorporated herein by reference. The original aggregate principal amount of the Existing Notes was $140,000,000. As of the date of this filing, $74,720,000 principal amount of the Existing Notes remain outstanding.
     (c) Trading Market and Price. The Existing Notes are not listed on any national securities exchange and there is no established trading market for the Existing Notes. To the Company’s knowledge, the Existing Notes are traded infrequently in transactions arranged through brokers, and market quotations for the Existing Notes are not available. Shares of our common stock are listed on the New York Stock Exchange (the “NYSE”) under the symbol “MMR.” On September 7, 2011, the closing sale price of our common stock on the NYSE was $13.14 per share.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
     (a) Name and Address. McMoRan Exploration Co. is the name of the filing person. The business address of the filing person is 1615 Poydras Street, New Orleans, Louisiana 70112, and the telephone number at that address is (504) 582-4000.
     As required by General Instruction C to Schedule TO, the information set forth under the headings “Stock Ownership of Directors and Executive Officers” and “Stock Ownership of Certain Beneficial Owners” in the Company’s Definitive Proxy Statement on Schedule 14A relating to our 2011 annual meeting of stockholders, filed with the Securities and Exchange Commission on April 28, 2011, is incorporated herein by reference. The address and telephone number of each director and executive officer is: c/o McMoRan Exploration Co., 1615 Poydras Street, New Orleans, Louisiana 70112; telephone (504) 582-4000.
ITEM 4. TERMS OF THE TRANSACTION.
     (a) Material Terms. The information set forth in the Exchange Offer Memorandum in the sections entitled “Summary — Summary of the Exchange Offer,” “The Exchange Offer” and “Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.

     (b) Purchases. None of the Existing Notes are held by any officer, director or affiliate of the Company. Accordingly, we do not anticipate that any officer, director or affiliate of the Company will participate in the Exchange Offer.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     (e) Agreements Involving the Subject Company’s Securities. The information set forth under the headings “Director Compensation” and “Executive Officer Compensation” in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 28, 2011, is incorporated herein by reference. The information set forth in the Exchange Offer Memorandum in the sections entitled “The Exchange Offer,” “Description of the New Notes” and “Exchange Agent,” and in the Letter of Transmittal, is incorporated herein by reference.
     The Company entered into the following agreements with respect to the Existing Notes:
     (1) Indenture dated as of October 6, 2004, by and between the Company and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 99.3 to the Company’s Form 8-K, filed with the SEC on October 7, 2004); and
     (2) Registration Rights Agreement dated as of October 6, 2004, by and between the Company and the initial purchasers of the Existing Notes (incorporated herein by reference to Exhibit 99.5 to the Company’s Form 8-K, filed with the SEC on October 7, 2004).
     The New Notes will be governed by an Indenture to be entered into between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, as set forth as Exhibit (d)(3) hereto.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     (a) Purposes. The purpose of the transaction is to extend the maturity date of the debt underlying the Existing Notes from October 6, 2011 to October 6, 2012.
     (b) Use of Securities Acquired: The Existing Notes validly tendered and accepted for exchange in the Exchange Offer will be cancelled.
     (c) Plans.
            (1) None.
            (2) None.
            (3) The information set forth in the Exchange Offer Memorandum in the section entitled “Description of the New Notes” is incorporated herein by reference.
            (4) None.
            (5) None.
            (6) None.
            (7) None.
            (8) None.
            (9) None.
            (10) None.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     (a) Source of Funds. The information set forth in the Exchange Offer Memorandum in the sections entitled “Summary” and “The Exchange Offer” are incorporated herein by reference. See the Transaction Valuation Note above for the total consideration that we will be required to deliver to the holders of the Existing Notes if all of the outstanding Existing Notes are tendered in the Exchange Offer.
     (b) Conditions. The information set forth in the Exchange Offer Memorandum in the section entitled “The Exchange Offer — Conditions of the Exchange Offer” are incorporated herein by reference.
     (d) Borrowed Funds. Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     (a) Securities Ownership. None.
     (b) Securities Transactions. None.
ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
     (a) Solicitations or Recommendations. No persons have been employed, retained or otherwise compensated to make solicitations or recommendations in connection with the Exchange Offer. For information regarding our financial advisor and our exchange agent, see the information set forth in the Exchange Offer Memorandum in the sections entitled “Financial Advisor” and “Exchange Agent” which are incorporated herein by reference.
ITEM 10. FINANCIAL STATEMENTS.
     (a) Financial Statements.
            (1) Audited consolidated financial statements of the Company and related notes thereto for the years ended December 31, 2008, 2009 and 2010, as set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed with the SEC on February 28, 2011, are incorporated herein by reference.
            (2) Unaudited condensed consolidated financial information of the Company as of, and for the three months ended, June 30, 2011 as set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q, as filed with the SEC on August 5, 2011, is incorporated herein by reference.
            (3) Information on the Company’s ratio of earnings to combined fixed charges, set forth in the Exchange Offer Memorandum in the section entitled “Ratio of Earnings to Fixed Charges,” is incorporated herein by reference.
            (4) The book value per share as of June 30, 2011, the date of the most recent balance sheet presented, is $10.48.
     (b) Pro Forma Information. Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
            (1) None.

            (2) We are not aware of any governmental of federal or state regulatory approvals required for the consummation of the Exchange Offer, other than compliance with applicable securities laws.
            (3) None.
            (4) None.
            (5) None
     (c) Other Material Information. None.
ITEM 12. EXHIBITS.

Exhibit Number	Description
(a)(1)(i)	Exchange Offer Memorandum, dated September 8, 2011.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Letter to Registered Holders and DTC Participants.*

(a)(1)(iv)	Form of Letter to Clients.*

(a)(5)(i)	Press Release Regarding the Exchange Offer, dated September 8, 2011.*

d(1)	Indenture, dated as of October 6, 2004, by and between the Company and The Bank of New York, as trustee.**

d(2)	Registration Rights Agreement, dated as of October 6, 2004, by and between the Company and the initial purchasers of the Existing Notes.**

d(3)	Indenture, to be dated on or about October 6, 2011, between the Company and The Bank of New York Mellon Trust Company, N.A. as trustee.***

(e)	Company Definitive Proxy Statement on Schedule 14A, dated April 28, 2011, with respect to our 2011 Annual Meeting of Stockholders.****

*	Filed herewith.

**	Previously filed with the SEC on October 7, 2004.

***	Previously filed with the SEC on September 8, 2011.

****	Previously filed with the SEC on April 28, 2011.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     Not applicable.

     After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

McMoRan Exploration Co.
By:	/s/ Nancy D. Parmelee
Nancy D. Parmelee
Senior Vice President, Chief Financial Officer and Secretary (Principal Financial Officer)

Dated: September 8, 2011

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Exchange Offer Memorandum, dated September 8, 2011.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Letter to Registered Holders and DTC Participants.*

(a)(1)(iv)	Form of Letter to Clients.*

(a)(5)(i)	Press Release Regarding the Exchange Offer, dated September 8, 2011.*

d(1)	Indenture, dated as of October 6, 2004, by and between the Company and The Bank of New York, as trustee.**

d(2)	Registration Rights Agreement, dated as of October 6, 2004, by and between the Company and the initial purchasers of the Existing Notes.**

d(3)	Indenture, to be dated on or about October 6, 2011, between the Company and The Bank of New York Mellon Trust Company, N.A. as trustee.***

(e)	Company Definitive Proxy Statement on Schedule 14A, dated April 28, 2011, with respect to our 2011 Annual Meeting of Stockholders.****

*	Filed herewith.

**	Previously filed with the SEC on October 7, 2004.

***	Previously filed with the SEC on September 8, 2011.

****	Previously filed with the SEC on April 28, 2011.

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